Filed Pursuant to Rule 433 Registration Statement Number 333-189888 September 16, 2014
Royal Bank of Canada – Return Enhanced Notes (REN) Linked to the Common Stock of YUM! Brands, Inc.

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Pricing Date:	Expected to be September 19, 2014
Issue Date:	Expected to be September 24, 2014
Reference Asset:	The common stock of YUM! Brands, Inc. (Bloomberg symbol: “YUM”)
Leverage Factor:	2
Payment at Maturity:
A cash payment at maturity per $1,000 principal amount of Notes equal to:
o      if the Final Level is greater than or equal to the Initial Level, $1,000 + $1,000 x the lesser of (i) the Maximum Return and (ii) the product of the Percentage Change and the Leverage Factor.
o      if the Final Level is less than the Initial Level, $1,000 + $1,000 x Percentage Change.

Maximum Return:	23.00%
Percentage Change:	(Final Level – Initial Level) / Initial Level
Initial Level:	The closing price of the Reference Asset on the pricing date.
Final Level:	The arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
Valuation Dates: †	September 28, 2015, September 29, 2015, September 30, 2015, October 1, 2015 and October 2, 2015
Maturity Date:	September 7, 2015
Fees and Commissions:	J.P. Morgan Securities LLC, acting as dealer, will receive from RBC Capital Markets, LLC, the agent, a fixed sales commission of 1% for each security it sells.
Return Profile
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Provides opportunity for a return at maturity of two times the appreciation of the price of the Reference Asset, if any, from the Initial Level to the Final Level, subject to the Maximum Return. Any payment on the Notes is subject to RBC’s ability to pay its obligations as they become due.

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Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the price of the Reference Asset declines. You could lose your entire investment.

Product Risks
•	Investment may result in a loss of up to 100%. If the Final Level is less than the Initial Level, you will be fully exposed to the depreciation in the price of the Reference Asset.

•	The Notes are subject to the Maximum Return.

•	The Notes do not pay interest.

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Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the Notes and, therefore, investors are subject to RBC’s credit risk.

•	See next page for additional risks.

Hypothetical Payment at Maturity*

Hypothetical Payment at Maturity
Final Level	Percentage Change	Payment at Maturity	Note Return
$450.00	50.00%	$1,230.00	23.00%
$420.00	40.00%	$1,230.00	23.00%
$390.00	30.00%	$1,230.00	23.00%
$360.00	20.00%	$1,230.00	23.00%
$334.50	11.50%	$1,230.00	23.00%
$330.00	10.00%	$1,200.00	20.00%
$315.00	5.00%	$1,100.00	10.00%
$307.50	2.50%	$1,050.00	5.00%
$300.00	0.00%	$1,000.00	0.00%
$285.00	-5.00%	$950.00	-5.00%
$270.00	-10.00%	$900.00	-10.00%
$240.00	-20.00%	$800.00	-20.00%
$210.00	-30.00%	$700.00	-30.00%
$180.00	-40.00%	$600.00	-40.00%
$150.00	-50.00%	$500.00	-50.00%
$120.00	-60.00%	$400.00	-60.00%
$90.00	-70.00%	$300.00	-70.00%
$60.00	-80.00%	$200.00	-80.00%
$30.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

* The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of Notes for a hypothetical range of performance of the Reference Asset and are based on a hypothetical Initial Level of $300.00 and the Maximum Return of 23.00%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Level. Any payment on the Notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.

† Subject to postponement as described in the product prospectus supplement.

J.P. Morgan Securities LLC Placement Agent

Product Risks (continued)

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Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of the Reference Asset. You will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

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Investors in the Notes will not receive a return that exceeds the Maximum Return, regardless of the appreciation in the price of the Reference Asset.  Accordingly, if the price of the Reference Asset rises significantly, the Notes may underperform the Reference Asset. The maximum payment on the Notes is expected to be $1,230 per $1,000 principal amount of Notes.

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The original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

•	As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Asset.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the price of the Reference Asset, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Asset, the time to maturity of the Notes, the dividend rate on the Reference Asset, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Asset, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable free writing prospectus and the “Additional Risk Factors Specific to the Notes” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

 Investment suitability must be determined individually for each investor, and the Notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. RBC has filed a registration statement (including a free writing prospectus, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the free writing prospectus dated September 16, 2014, Product Prospectus Supplement ERN-ES-1 dated July 26, 2013, Prospectus Supplement dated July 23, 2013 and Prospectus dated July 23, 2013, to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. You may obtain these documents by phoning RBC Capital Markets, LLC toll-free at 1-866-609-6009.  You may also access these documents without cost on the SEC Web site at www.sec.gov as follows:

Free Writing Prospectus dated September 16, 2014:

http://www.sec.gov/Archives/edgar/data/1000275/000121465914006469/j915140fwp.htm

Product Prospectus Supplement ERN-ES-1 dated July 26, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004117/e725135424b5.htm

Prospectus Supplement dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Prospectus dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm